SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated November 13, 2002

Commission File Number 000-50088

BARAN GROUP LTD.
Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

BARAN GROUP LTD.
Form 6-K

     On November 13, 2002, the Registrant publicly disseminated a press release announcing the completion of its acquisition of o2wireless Solutions, Inc. and the listing on the Nasdaq National Market of the Registrant’s ordinary shares. The information contained in the press release is incorporated herein by reference and filed as Exhibit 99 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD.

By:	/s/ Meir Dor Meir Dor Chairman of the Board

Date: November 13, 2002

EXHIBIT INDEX

Exhibit
Number	Description

99	The Registrant’s Press Release
Dated November 13, 2002